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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44816

SEC Mail Processing
APR 03 20__
Wash DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brown, Gibbons, Lang & Company Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1375 E. 9th Street, Suite 2500
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lynn A. Basconi	216-241-2800	lbasconi@bglco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Maloney & Novotny, LLC
(Name – if individual, state last, first, and middle name)

1111 Superior Ave., #700	Cleveland	Ohio	44114
(Address)	(City)	(State)	(Zip Code)

10/22/2003	320
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew K. Petryk, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brown, Gibbons, Lang & Company Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF OHIO

SYLVIA FORTUNE
Notary Public
State of Ohio
My Comm. Expires
August 22, 2027

Signature:

Title:
Managing Director & Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MALONEY
+NOVOTNY LLC

+ 1111 Superior Avenue, Suite 700, Cleveland, Ohio 44114
+ p 216.363.0100 | f 216.363.0500
+ www.maloneynovotny.com

Report of Independent Registered Public Accounting Firm

To the Member
Brown, Gibbons, Lang & Company Securities, LLC
Cleveland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown, Gibbons, Lang & Company Securities, LLC as of December 31, 2022, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brown, Gibbons, Lang & Company Securities, LLC as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brown, Gibbons, Lang & Company Securities, LLC's management. Our responsibility is to express an opinion on Brown, Gibbons, Lang & Company Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Brown, Gibbons, Lang & Company Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Brown, Gibbons, Lang & Company Securities, LLC's financial statements. The supplemental information is the responsibility of Brown, Gibbons, Lang & Company Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Maloney + Novotny LLC

We have served as Brown, Gibbons, Lang & Company Securities, LLC's auditor since 1997.

Cleveland, Ohio
March 31, 2023

BROWN, GIBBONS, LANG & COMPANY SECURITIES, LLC

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	23,580,067	-	23,580,067
Total assets	$ 23,580,067	$ -	$ 23,580,067

LIABILITIES AND STOCKHOLDERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Contract liabilities	$ -	$ 485,000	$ 485,000
Accrued expenses	20,453,065	-	20,453,065
Total liabilities	$ 20,453,065	$ 485,000	20,938,065
MEMBERS' EQUITY			2,642,002
Total liabilities and members' equity			$ 23,580,067

The accompanying notes are an integral part of these financial statements.
Confidential treatment requested.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, LLC

FORM X-17A-5

PART III

STATEMENT OF INCOME

Year Ended December 31, 2022

REVENUE		
Fee income	$45,694,481	
Interest income and other	460	
		$45,694,941
EXPENSES		
Management fees	41,069,595	
Finder's Fees	630,000	
Dues	277,982	
Professional service fees	949,437	
Commercial activity tax	87,267	
Education and training	24,205	
Third party computer services	41,489	
Insurance	4,037	
Miscellaneous expenses	399	
Total expenses		43,084,411
NET INCOME BEFORE INCOME TAXES		2,610,530
INCOME TAXES		1,756
NET INCOME		$ 2,608,774

The accompanying notes are an integral part of these financial statements.
Confidential treatment requested.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, LLC

FORM X-17A-5

PART III

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2022

	Common Shares	Common Stock	Additional Paid-in-Capital	Retained Earnings	Less: Treasury Stock	Total Members' Equity
BALANCE – BEGINNING	425	$ 10,000	$ 23,248	$ 728,335	$ -	$ -
DEDUCTIONS						
Repurchase of Stock (50 shares)					(85,689)	-
Distribution				(642,666)		-
Conversion to Limited Liability Compan	(425)	(10,000)	(23,248)	(85,669)	85,689	33,228
ADDITION						
Net income						2,608,774
	-	-	-	-	-	-
BALANCE – ENDING	-	$ -	$ -	$ -	$ -	$2,642,002

-

The accompanying notes are an integral part of these financial statements.
Confidential treatment requested.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, LLC

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 2,608,774
Adjustments to reconcile net income to net cash provided in operating activities:		
Changes in operating assets and liabilities:		
Contract liabilities	200,000	
Accrued expenses	20,407,065	
Net adjustments		20,607,065
Net cash provided by operating activities		23,215,839
CASH FLOWS FROM FINANCING ACTIVITIES:		
Conversion to Limited Liability Company		(728,355)
Net cash used in financing activities		(728,355)
INCREASE IN CASH AND CASH EQUIVALENTS		22,487,484
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,092,583
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 23,580,067

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
State and Local income taxes	$ 1,756

The accompanying notes are an integral part of these financial statements.
Confidential treatment requested.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, LLC

FORM X-17A-5

PART III

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Operation – Brown, Gibbons, Lang & Company Securities, LLC (the "Company") was incorporated on July 29, 1991 under the name of BG Securities, LLC. The name was later changed to Brown, Gibbons, Lang & Company Securities, Inc. Effective January 1, 2022, Brown, Gibbons, Lang & Company, Securities, Inc., an Ohio corporation, restructured its ownership and became Brown, Gibbons, Lang & Company Securities, LLC, a Delaware limited liability company. The Company, along with its affiliate, Brown Gibbons Lang & Company, LLC, became wholly-owned subsidiaries of BGL Holdco, LLC. The reorganization was approved by FINRA on February 16, 2022.

   The Company conducts an investment banking business and acts as agent in securities transactions with qualified institutional investors. The Company is a registered broker dealer with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Ohio Division of Securities and the Illinois Securities Department.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents – The Company considers money market funds to be cash equivalents. The Company places its temporary cash investments with financial institutions, which, at times, may exceed federally insured limits.

D. Accounts Receivable – The Company extends unsecured credit to customers under normal trade agreements which generally require payment within 30 days. The Company has not provided an allowance for doubtful accounts. The Company uses the direct write-off method to record bad debts. Based upon management's review of delinquent accounts and an assessment of the Company's historical evidence of collections, this method does not differ significantly from the allowance method. There were no bad debts for the year ended December 31, 2022.

E. Revenue Recognition – Revenue from contracts with customers is reported as fee income. Fee income represents advisory services the Company provides on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The recognition and measurement of revenue is based on the assessment of individual contract terms. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Contract liabilities at December 31, 2022 and 2021 were $485,000 and $285,000, respectively.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Income Taxes – Effective January 1, 2022, the Company elected to be taxed as a single member limited liability company. Previously, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under the limited liability company provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the members are liable for individual federal, state and local income taxes on their respective shares of the Company's taxable income. The Company is responsible for state and local income taxes.

The Company does not have any significant unrecognized tax benefits as of December 31, 2022. The Company's income tax returns remain subject to examination by the Internal Revenue Service, as well as applicable state and local taxing authorities, generally for three years.

G. Subsequent Events – The Company has evaluated subsequent events through March 31, 2023, which is the date the financial statement was available to be issued.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company incurred management fees of $41,069,595 in 2022 from Brown Gibbons Lang & Company, LLC, an affiliate related through common ownership. At December 31, 2022, $20,344,059 of the management fees are included in accrued expenses and have all been paid as of March 15, 2023.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital as the greater of either the amount of aggregate indebtedness or a minimum amount. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 7.74 to 1. At December 31, 2022, the Company had net capital of $2,642,002, which was $1,278,464 in excess of its required net capital of $1,363,538.

NOTE 4. RULE 15c3-3 of the Securities exchange Act of 1934

The Company deals primarily in arranging private placements of debt and equity for corporate issuers, principally with institutional purchasers, carries no margin accounts and does not hold funds or securities for customers. The company does not claim exemption from the Securities Exchange Act Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release.

NOTE 5. REPORT DISCLOSURE

Part IIA of the Brown, Gibbons, Lang & Company Securities, LLC Focus Report (Form X 17A-5), dated December 31, 2022, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Cleveland, Ohio, and at the Chicago, Illinois, regional office of the Commission.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, LLC

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2022

NET CAPITAL	
Total members' equity from statement of financial condition	$ 2,642,002
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	2,642,002
Add:	
Other or allowable credits	-
Deductions and/or charges:	
Total non-allowable assets from Statement of Financial Condition	-
NET CAPITAL	$ 2,642,002
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$20,453,065
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,363,538
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 1,363,538
EXCESS NET CAPITAL	$ 1,278,464
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	7.74 to 1

The accompanying notes are an integral part of these financial statements.
Confidential treatment requested.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, LLC

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

December 31, 2022

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2022)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 2,642,002
Adjustments	-
Net capital per audited computation above	$ 2,642,002

The accompanying notes are an integral part of these financail statements.
Confidential treatment requested.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, LLC

FORM X-17A-5

PART III

SCHEDULE II AND III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2022

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240. 1 7a- 5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required. The company does not claim exemption from Securities Exchange Act Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

MALONEY
+NOVOTNY LLC

+ 1111 Superior Avenue, Suite 700, Cleveland, Ohio 44114
+ p 216.363.0100 | f 216.363.0500
+ www.maloneynovotny.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed Upon Procedures

To the Member
Brown, Gibbons, Lang & Company Securities, LLC
Cleveland, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2022. Management of Brown, Gibbins, Lang & Company Securities, LLC (the "(Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement , the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Maloney + Novotny LLC

Cleveland, Ohio
March 31, 2032

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended December 31, 2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Brown, Gibbons, Lang & Company Securities, Inc.
1375 E. 9th Street, Suite 2500
Cleveland, OH 44114
44816

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lynn A. Basconi 216-920-6665

2. A. General Assessment (item 2e from page 2) $68,542

B. Less payment made with SIPC-6 filed (**exclude interest**) (27,734)

7/29/2022
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $40,808

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $40,808

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown, Gibbons, Lang & Company Securities, LLC
(Name of Corporation, Partnership or other organization)

Lynn A Basconi
(Authorized Signature)

Dated the 28 day of February, 20 23.

Chief Administrative Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2022
and ending 12-31-2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$45,694,940
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$45,694,940
2e. General Assessment @ .0015	$68,542

(to page 1, line 2.A.)

MALONEY + NOVOTNY LLC

+ 1111 Superior Avenue, Suite 700, Cleveland, Ohio 44114
+ p 216.363.0100 | f 216.363.0500
+ www.maloneynovotny.com

Report of Independent Registered Public Accounting Firm

To the Member
Brown, Gibbons, Lang & Company Securities, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report pursuant to SEC Rule 17a-5, in which (1) Brown, Gibbons, Lang & Company Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Maloney + Novotny LLC

Cleveland, Ohio
March 31, 2023

Brown Gibbons Lang & Company Securities, LLC Exemption Report

Brown Gibbons Lang & Company Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§ 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the company limits its business activities exclusively to : (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year without exception).

Brown Gibbons Lang & Company Securities, LLC

I, Andrew K. Petryk, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director & Principal

March 31, 2023